UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-08106

A.	Full title of the plan and the address of the plan, if different from that of the issuer Named below:

The MasTec, Inc. 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MasTec, Inc.

800 S. Douglas Road, 12th Floor

Coral Gables, FL 33134

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

The MasTec, Inc. 401(k) Retirement Plan

Miami, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The MasTec, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of Schedule H, line 4a – Delinquent Deposits of Participant Contributions for the year ended December 31, 2018 and Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2004.

Miami, Florida
June 19, 2019

The MasTec, Inc. 401(k)

Retirement Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2018	2017
Investments, at fair value	$176,326,999	$174,212,689
Receivables:
Employer contributions	3,641,256	3,120,273
Participant contributions	614,678	516,251
Notes receivable from participants	6,573,646	5,891,118

Net assets available for benefits	$187,156,579	$183,740,331

See accompanying notes to the financial statements

The MasTec, Inc. 401(k)

Retirement Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the Year Ended December 31, 2018

Additions to net assets available for benefits attributed to:
Investment income:
Net depreciation in fair value of investments	$(17,580,326)
Dividend	5,722,227
Other investment income	344,143

Total investment loss	(11,513,956)

Interest income on notes receivable from participants	276,639

Contributions:
Participants	23,792,784
Employer	13,372,579
Rollovers	3,244,628

Total contributions	40,409,991

Total additions	29,172,674

Deductions to net assets available for benefits attributed to:
Benefits paid to participants	25,503,163
Administrative expenses	253,263

Total deductions	25,756,426

Net increase in net assets available for benefits	3,416,248
Net assets available for benefits at beginning of year	183,740,331

Net assets available for benefits at end of year	$187,156,579

See accompanying notes to the financial statements

NOTE A — DESCRIPTION OF PLAN

Description of the Plan

The following description of The MasTec, Inc. 401(k) Retirement Savings Plan (the “Plan”), as amended, provides only general information.

Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of MasTec, Inc. and its subsidiaries (the “Company”) who have completed at least thirty days of service (“eligibility period”). Employees enter the Plan on the first day of the month coinciding with or the next month following the date on which they meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan’s trustee, custodian and record keeper is Bank of America Merrill Lynch (“Merrill Lynch”). Investment Committee is responsible for oversight of the Plan and determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

Contributions

The Plan is a Safe Harbor match, which provides for a match of 100 percent of the first 3 percent and 50 percent of the next 2 percent of the contribution made to the plan up to a maximum 4 percent employer match. The match is credited on a quarterly basis, in the months of April, July, October, and January of the following year. The Company’s matching contribution is funded 50 percent in the form of the Company’s common stock, and 50 percent in cash, which is invested in accordance with each participant’s investment directive. Company’s matching contributions are vested immediately and participants can change their investment options with respect to the matching contributions made in the form of the Company’s common stock as soon the matching contribution is funded, subject to the terms of the Plan.

Contributions from participants are recorded when payroll deductions are made. The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Service (“IRS”) limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants who have attained age 50 during the calendar year are eligible to make catch-up contributions to the Plan. Upon enrollment, a participant may direct employee contributions, in 1 percent increments, into various investment options offered by the Plan. Participants may change their investment options daily.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions and Company’s matching contributions, as well as allocations of Plan’s earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants vest immediately in their contributions plus actual earnings thereon and amounts rolled over into the Plan. In accordance with all Safe Harbor provisions, participants vest immediately in all Safe Harbor Company contributions made after January 1, 2013.

Prior to January 1, 2013, vesting in the Company’s contributed portions of the participants accounts plus actual earnings thereon was based on a years of service gradual vesting scale.

Forfeitures

Forfeitures of participant account balances are allocated to the general funds of the Plan and can be used to pay administrative expenses of the Plan and to reduce contributions otherwise required of the employer. Any remaining forfeitures shall be allocated to participants. At December 31, 2018 and 2017, unallocated forfeited accounts totaled $102,369 and $83,275, respectively. The Company has elected to use the forfeitures to pay certain plan expenses. During the year ended December 31, 2018, no forfeitures were used to pay administrative fees.

Notes Receivable from Participants

Notes receivable from participants consist of participant loans that are secured by the balance in the participant account. Each participant may have only one loan outstanding at any given time. The Plan’s loan feature allows participants to borrow up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account. The loans bear interest at the published prime rate in the Wall Street Journal plus 1 percent, at the date of the loan. The annual interest rate charged on employee loans outstanding during the year ended December 31, 2018 ranged from 4.00 percent to 6.25 percent. Loan terms range from 1 to 5 years or may exceed 5 years for the purchase of a primary residence. Loans provide level amortization for repayments to be made not less frequently than on a quarterly basis. Principal and interest is paid ratably through payroll deductions. Participants pay certain administrative expenses associated with the loan. If any scheduled loan repayments remain outstanding for greater than 90 days, the participant loan will be placed in default and reported as deemed distribution.

Payments of Benefits

Upon termination of service due to death, disability, or retirement, a participant is entitled to receive payment of the vested interest in a single lump sum or the payment can be deferred until a later retirement age upon election by the participant. For termination of service due to other reasons, a participant is entitled to receive only the vested interest of his or her account balance.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for discussion of fair value measurements. MasTec, Inc. stock is valued at its quoted price on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investment bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are state at cost, plus accrued interest, which approximates fair value and measured at their unpaid principal balance plus any accrued unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 and 2017.

Administrative Expenses

All administrative expenses of the Plan are chargeable to the Plan and as allowed under ERISA. The Company may, at its sole discretion, pay any such expenses, in whole or in part.

Benefit Payments

Benefits are recorded when paid. At December 31, 2018 and 2017, there were $90,805 and $410,681, respectively, allocated to accounts of persons who had elected to withdraw from the Plan, but had not been paid.

NOTE C — FAIR VALUE MEASUREMENT

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

a.	Quoted prices for similar assets or liabilities in active markets

b.	Quoted prices for identical or similar assets or liabilities in inactive markets

c.	Inputs other than quoted prices that are observable for the asset or liability

d.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the assets or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Asset Valuation Techniques

Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.

Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Stable Value Fund — Composed primarily of fully benefit-responsive investment contracts and is reported at fair value using NAV as a practical expedient. The stable value fund calculates NAV per share in a manner consistent with the measurement principles in FASB Accounting Standards Codification Topic 946 Financial Services — Investment Companies. Those measurement principles indicate that, in the determination of a stable value fund’s NAV, the relevant measurement is net assets which include the fully benefit investment contracts held by the fund at contract value. This NAV represents the Plan’s fair value since this is the NAV at which the Plan transacts with the fund. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following tables set forth by level within the fair value hierarchy individual investments that represent the Plan’s net assets as of December 31, 2018 and 2017:

Investments in the fair value hierarchy: (a)

	December 31,
	2018	2017
Mutual funds	$129,291,263	$123,485,107
MasTec, Inc. common stock	$31,289,587	$36,592,179

	$160,580,850	$160,077,286

Investments measured at net asset value: (b)

	December 31,
	2018	2017
Stable funds	$15,704,096	$13,747,261

(a)	Mutual funds and MasTec, Inc. common stock have been classified within Level 1 of the fair value hierarchy.
(b)

In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of the net assets available for benefits.

Investments Measured Using the Net Asset Value per Share

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2018 and 2017, respectively.

December 31, 2018

	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Stable Value	$15,704,096	N/A	Daily	N/A

December 31, 2017

	Fair Value	Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Stable Value	$13,747,261	N/A	Daily	N/A

NOTE D — NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and significant components of changes in net assets related to the investment that includes non-participant-directed amounts is as follows:

	December 31,
	2018	2017
MasTec, Inc. common stock	$28,399,408	$33,049,646

Changes in Net Assets	Year Ended December 31, 2018
Contributions	$6,426,531
Net depreciation in fair value of investments	(5,910,646)
Benefits paid to participants	(3,625,060)
Transfers	(1,155,191)
Other	(385,872)

$(4,650,238)

NOTE E — TAX STATUS

The Plan adopted the Prototype Non-standardized Profit Sharing Plan from Merrill Lynch and the Plan received an opinion letter dated March 31, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE F — RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that these risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE G — RELATED-PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are managed by Merrill Lynch. Merrill Lynch is the trustee and recordkeeper for the Plan and, therefore these transactions qualify as party in interest transactions.

The Plan invests in the Common Stock of MasTec, Inc., the plan sponsor. The fair market value of the MasTec, Inc. Common Stock at December 31, 2018 and 2017 was $31,289,587 and $36,592,179, respectively. In addition, there are $6,573,646 and $5,891,118 in outstanding participant loans as of December 31, 2018 and 2017, respectively.

NOTE H — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

NOTE I — NON-EXEMPT TRANSACTIONS

During the Plan years ended December 31, 2018 and 2017, employee withholdings in the amounts of $15,965, and $6,495, respectively, were not remitted within the appropriate time period by the Company. These transactions constitute prohibited transactions as defined by ERISA. The Company is aware of the occurrence and has taken the appropriate steps to correct the situation. Estimated interest assessed on these amounts were $38 and $358, for the years ended December 31, 2018 and 2017, respectively. The Company has chosen to correct this without use of the Voluntary Fiduciary Contribution Program. Furthermore, the Company does not believe that these prohibited transactions will have a material impact on the accompanying financial statements and supplemental schedules.

NOTE J — SUBSEQUENT EVENTS

The Plan evaluated subsequent events through June 19, 2019, the date the financial statements were available to be issued.

The MasTec Inc.

401(k) Retirement Plan

Employer Identification Number 65-0829355

Plan # 002

SCHEDULE H, LINE 4a-

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year ended December 31, 2018

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
2017	$6,495	$6,495	—	—	—
2018	$15,965	$15,965	—	—	—

The MasTec Inc.

401(k) Retirement Plan

Employer Identification Number 65-0829355

Plan # 002

SCHEDULE H, LINE 4i-

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost**	Current Value
	Investment Contract #610145 with Bank of America Merrill Lynch:
	MFS Growth Fund Class A	Mutual Fund		$19,893,996
	Pioneer Short Term Income Fund Class Y	Mutual Fund		17,638,056
	Columbia Trust Stable Government Fund I-5 Fund	Stable Value		15,704,097
	Delaware Value Fund Class I	Mutual Fund		13,464,322
	Janus Enterprise Fund Class I	Mutual Fund		10,716,852
	BlackRock Total Return Fund Class I	Mutual Fund		10,276,256
	iShares S&P 500 Index Fund Class I	Mutual Fund		10,130,130
	MFS International Diversification Fund R6	Mutual Fund		8,624,400
	Janus Henderson Small Cap Value Fund	Mutual Fund		6,559,947
	JP Morgan Mid Cap Value Fund Class L	Mutual Fund		6,313,157
	BlackRock Inflation Protected Bond Fund Class I	Mutual Fund		4,176,676
	American Beacon International Equity	Mutual Fund		3,428,562
	MFS International Growth R6	Mutual Fund		3,415,050
	Oppenheimer Developing Markets Fund Class Y	Mutual Fund		2,943,969
	Prudential High Yield Fund Class Z	Mutual Fund		2,486,349
	T Rowe Price Real Estate Fund	Mutual Fund		2,331,125
	T Rowe Price Dividend Growth Fund	Mutual Fund		1,968,068
	Vanguard Total International Stock Index Fund Admiral Class	Mutual Fund		1,596,571
	PIMCO Commodity Real Return Strategy Fund Class I	Mutual Fund		1,530,246
	PIMCO Foreign Bond Fund (US Dollar-Hedged) Institutional Class	Mutual Fund		958,753
	Vanguard Total Bond Market Index Fund Admiral Class	Mutual Fund		838,777
*	MasTec, Inc. Stock	Common stock	$22,035,058	31,289,587
*	Notes Receivable from participants	Interest rates range from 4.00% to 6.25% maturing at various dates through 2029, collateralized by vested participant balances	$0	6,573,646

*	Represents a party-in-interest
**	Not applicable as the investment is participant-directed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The MasTec, Inc. 401(k) Retirement Plan

/s/ Jose R. Mas
Chairman, Benefits Committee of MasTec, Inc.

Date: June 19, 2019	/s/ George Pita
Chief Financial Officer of MasTec, Inc.